Exhibit (a)(5)(I)

Email to AVG Employees Holding Performance Stock Units

Hello everyone.

You’ve received this email because you are one of a select group of AVG employees whose achievements and performance have been recognized by enrollment in an AVG equity program. Since the announcement several weeks ago of Avast’s intention to acquire AVG, the status of that equity has been uncertain, given that once the deal is final, AVG will no longer be a standalone entity. As a result, the current RSUs, PSUs, and options in AVG stock will no longer exist.

We know how stressful uncertainty is, especially when it relates to your compensation and livelihood. Thank you for your patience and continued focus while we worked with Avast through the details of the new program.

Today, we are pleased to share that Avast has created a program to replace AVG’s existing equity program. This new program is a cash incentive program that gives each of you the opportunity to achieve the same value you would have received in AVG’s standalone equity program.

So how will it work? The same vesting dates currently in effect for your PSU agreement will remain in place, but when you hit each vesting cliff, as long as you are still employed by Avast on that vesting date, rather than receiving AVG shares, you will instead receive cash compensation equal to the number of AVG shares you would have received, multiplied by $25.00 USD, i.e. the value at which Avast has agreed to purchase outstanding AVG shares.

PSU value will continue to be tied to company performance, meaning that for PSUs that vest in 2016, AVG’s performance through the end of Q3 will be used as the basis for the calculation. The value of PSUs vesting in 2017 and beyond will be calculated based on Avast’s performance and according to yet-to-be-determined Avast-defined criteria. The complete details and conditions will be set forth in the program terms finally established by Avast.

Again, thank you for continuing to work toward our immediate goals during this transition period. If you have any additional questions, please contact Steven Scheers or the Senior HR Business Partner in your area directly.

Thank you,

Gary Kovacs and Steven Scheers